BRONCO DRILLING COMPANY, INC.
Corporate Headquarters
16217 N. May Avenue
Edmond, OK 73013
January 5, 2009
H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
150 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Bronco Drilling Company, Inc. Annual Report on Form 10-K Filed March 17, 2008 Amendment 1 to Annual Report on Form 10-K/A Filed April 29, 2008 File No. 0-51471
Dear Mr. Schwall:
     Thank you for the comments included in the staff’s letter dated December 18, 2008. Each of the comments is reproduced below with specific responses following each comment.
10-K Filed March 17, 2008
Customers and Marketing, page 7
1.	Confirm to us in writing that, in future filings, you will indicate whether or not the loss of Antero Resources, or any other large customer would have a material adverse effect on your business. See Item 10l(c)(vii) of Regulation S-K.
Response
In future filings we will indicate whether or not the loss of a large customer would have a material adverse effect on our business.
In the event we enter into footage or turnkey contracts... page 11

H. Roger Schwall
January 5, 2009

2.	You state that 0% of your total revenues were derived from footage contracts in 2007 and 2006, yet the table on page 7 indicates that you do have some footage contracts. Please reconcile the language in these two places to indicate either that the footage contracts in place do not generate revenue or that they produce less than 1% of your total revenue.
Response
Footage contracts generated less than 1% of Bronco’s total revenue for each of the years presented in the table on page 7. While we do not believe that the statements in the referenced risk factor and the table on page 7 are inconsistent with one another in this regard, we do acknowledge and agree that it would have been clearer to state in the risk factor that such contracts generated less than 1% of revenue. Accordingly, in future filings in which we include this risk factor we will either provide the specific percentage of revenue represented by such contracts or, where less than one percent, we will state that they represented less than one percent.
10-K/A Filed April 29, 2008
Executive Compensation, page 4
Bonus, page 5
3.	Expand your disclosure to provide a detailed discussion of the factors used to determine cash bonuses for each of your named executive officers. For each of the factors used to determine the cash bonuses, indicate if there are targets or benchmarks that are used by the board or Committee and provide such targets or benchmarks.
Response
Our disclosure with respect to the bonus paid to our Chief Executive Officer is addressed in our response to comment 4, below. With respect to the bonuses paid to our other named executive officers, as disclosed in Compensation Discussion and Analysis under the heading “Bonus”, these bonuses were discretionary and were based on various factors, including our profitability, growth, market share and safety record achieved in 2007. In determining these bonuses, the Compensation Committee did not assign any particular weight to any of these factors relative to one another, nor did it establish any targets or benchmarks that were required to be achieved with respect to any of these factors in order for a bonus to be earned. Ultimately, the Compensation Committee determined that the bonuses that were paid were appropriate compensation based upon all of these factors considered as a whole and consistent with our compensation philosophy and objectives. In this regard, as stated under the heading “Compensation Benchmarking”, the Compensation Committee considers the compensation levels of comparable companies and utilized the assistance of an external compensation consultant, Equilar, Inc., to provide a competitive market pay analysis. In future filings we will provide any targets or benchmarks that are established or used by the Compensation Committee in establishing compensation, the factors that were

H. Roger Schwall
January 5, 2009

employed in determining any bonus paid and, if applicable, the weighting or other consideration given to each such factor.

4.	We note that you provide no discussion of the factors used to determine the cash bonus for your Chief Executive Officer and that his employment contract does not elaborate on the procedure by which the board is to determine whether or not to pay such bonus. Expand your disclosure to provide the information requested in the comment above for your Chief Executive Officer’s bonus.
Response
We entered into an employment agreement with our Chief Executive Officer in 2006. The compensation provided in that employment agreement was established by our Board of Directors based upon an assessment of the compensation practices and competitive market conditions existing at such time. The employment agreement provides that our CEO will receive a minimum bonus equal to 66.7% of his base salary established from time to time under the employment agreement. During the period covered by the Compensation Discussion and Analysis disclosure in our annual report on Form 10-K/A, we paid the CEO the compensation required under his employment agreement, including the minimum bonus required under that agreement. The Compensation Committee did not make any determination whether or not to pay such bonus, as it was required under the employment agreement. The Compensation Committee did determine not to pay a bonus that was higher than the minimum amount required because (as disclosed in CD&A under the heading “Bonus”) it believed that such amount was sufficient, when aggregated with his base salary, to cause the cash component of his compensation to be comparable to similarly situated executives of our competitors. The Compensation Committee did not consider any other factors in making such determination.
Certain Relationships and Related Transactions, page 11
5.	We note the line item in your Consolidated Statement of Operations labeled, “Contract drilling revenues, including 1%, 4% and 3% to related parties.” Explain why a discussion of such revenues and the transaction underlying such revenues does not appear to be included in this section of your annual report.
Response
Item 13 of Part III of our annual report on Form 10-K/A does include disclosure of the related party transaction that gave rise to the revenues reflected in the Consolidated Statement of Operations. The disclosure is under the subheading “Drilling Services” and reads as follows:

“On January 26, 2006, we entered into a term contract with Windsor Energy Group, LLC, which we refer to as Windsor, a company controlled by an affiliate of Wexford Capital LLC, which we refer to as Wexford. Under this agreement, we

H. Roger Schwall
January 5, 2009

agreed to provide Windsor a drilling rig for a period of two years. At the time this contract was entered into, we were an affiliate of Wexford. During 2007, we received $2.6 million from Windsor under this contract.”

In future filings we will endeavor to make the connection between the disclosure in the consolidated statement of operations and Item 13 of Part III of the annual report more apparent.

Thank you again for your comments. We hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings with the U.S. Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call with any questions regarding the above.
Sincerely,
/s/ D. FRANK HARRISON
D. Frank Harrison
Chairman and Chief Executive Officer

cc:	John Madison Mike Karney Division of Corporation Finance